Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

Tel: (215) 988-1146

Fax: (215) 988-2757

June 27, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kenneth Ellington

Re:     The Commerce Funds (the “Registrant”); Registration Nos. 33-80966 and 811-8598

Dear Mr. Ellington:

This letter is in response to the comments you provided to me on the Registrant’s annual report for the fiscal year ended October 31, 2013 (the “Annual Report”). I have summarized the staff’s comments and the Registrant’s responses below.

1.	Comment: Footnote (d) in each Fund’s “Performance Summary” section states the net and gross expense ratios reported in the relevant tables are from the Registrant’s most recent prospectus dated March 1, 2013. However, some of the net and gross expense ratios included in the tables were greater that the ratios included in the prospectus. Please explain why the net and gross expense ratios do not match the ratios included in the prospectus.

Response: The expense ratios contained in the “Performance Summary” sections were mistakenly taken from the “Financial Highlights” section of the Registrant’s annual report for the fiscal year ended October 31, 2012 instead of from the Registrant’s most recent prospectus. This error caused certain of the Funds’ expense ratios to be overstated in the Annual Report. The ratios in Registrant’s semi-annual report for the period ended April 30, 2014 that was recently distributed to shareholders match the ratios included in the Registrant’s most recent prospectus dated March 1, 2014.

2.	Comment: The “Schedule of Investments” for The Missouri Tax-Free Intermediate Bond Fund indicates that 76.7% of the Fund’s assets are invested in Missouri municipal bonds. Similarly, the “Schedule of Investments” for The Kansas Tax-Free Intermediate Bond Fund indicates that 77.0% of the Fund’s assets are invested in Kansas municipal bonds. Please explain how each Fund is compliant with its policy to invest at least 80% of its net assets in municipal bonds from the state included in its name.

Response: As we discussed, The Missouri Tax-Free Intermediate Bond Fund and The Kansas Tax-Free Intermediate Bond Fund each have an alternative policy providing that at least 80% of the Fund’s distributed income must be exempt from regular federal income taxes, federal alternative minimum taxes and taxes of the state included in its name. Each Fund is compliant with this alternative 80% policy.

If you have any questions, please do not hesitate to call me at (215) 988-1146.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy